# RE Investment Corporation and Subsidiary
## (A Wholly-Owned Subsidiary of NRECA United, Inc.)

---

Consolidated Financial Statements and
Supplementary Information
Years Ended December 31, 2018 and 2017

Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934



CliftonLarsonAllen LLP
CLAconnect.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
RE Investment Corporation and Subsidiary
Arlington, Virginia

## Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of RE Investment Corporation and Subsidiary (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) of the Securities and Exchange Commission; Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission), has been subjected to audit

Board of Directors and Stockholders
RE Investment Corporation and Subsidiary
Page 2

procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) of the Securities and Exchange Commission; Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission), is fairly stated, in all material respects, in relation to the financial statements as a whole.



**CliftonLarsonAllen LLP**

We have served as the Company's auditor since 2016.

Milwaukee, Wisconsin
February 22, 2019

4

# RE Investment Corporation and Subsidiary

## Consolidated Statements of Financial Condition

| December 31, | 2018 | 2017 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 11,013,214 | $ 10,794,969 |
| Investments in Homestead Funds, at fair value | 2,642,098 | 1,047,275 |
| Accounts receivable | 60,099 | 61,739 |
| Due from Homestead Funds | 1,593,632 | 2,251,175 |
| Due from NRECA | 13,121,177 | 11,621,607 |
| Prepaid expenses and other assets | 427,338 | 322,304 |
| Fixed assets, net | 995,685 | 1,102,507 |
| **Total assets** | $ 29,853,243 | $ 27,201,576 |
| | | |
| **Liabilities and stockholder's equity** | | |
| | | |
| **Liabilities** | | |
| Accrued liabilities | $ 2,366,139 | $ 2,414,545 |
| Accrued employee expenses | 368,533 | 559,494 |
| Deferred tax liability | 2,141 | 134,186 |
| **Total liabilities** | 2,736,813 | 3,108,225 |
| | | |
| **Stockholder's equity** | | |
| Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding | 1,000 | 1,000 |
| Additional paid-in capital | 319,666 | 319,666 |
| Accumulated earnings | 26,795,764 | 23,772,685 |
| **Total stockholder's equity** | 27,116,430 | 24,093,351 |
| **Total liabilities and stockholder's equity** | $ 29,853,243 | $ 27,201,576 |

*See accompanying notes to consolidated financial statements.*

## 1. Summary of Significant Accounting Policies

### Nature of Operations

RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

RE Advisers Corporation (RE Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. RE Advisers provides investment management and administrative services to Homestead Funds, Inc., an affiliate of NRECA, multiple employer benefit plans administered by NRECA, and other unaffiliated clients.

In 2018 and 2017, NRECA provided personnel, property and services to RE Investment and RE Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

### Consolidation Policy

The accompanying consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers.  All significant intercompany accounts and transactions have been eliminated.

### Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of Federally insured limits; however, the Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

### Fair Value

Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs based on quoted market prices (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own best estimate of what market participants would use in pricing the asset or liability at fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in Homestead Funds, which are mutual funds, and are also classified as trading securities, are considered Level 1, and measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

### Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees.

### Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. All costs for property and equipment greater than $2,000 and all costs for leasehold improvements greater than $10,000 with a useful life of more than 1 year when acquired are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining life of the lease at the time of purchase.  Software is amortized over its expected useful life, generally five years. When assets are sold or otherwise disposed of, the asset and the related accumulated depreciation and amortization are removed from the accounts, and any remaining gain or loss is included with operations.

### Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered.

Effective January 1, 2018, RE Advisers adopted Financial Account Standards Board Update No. 2014-09, R*evenues from Contracts with Customers (Topic 606)*, which provides a single, comprehensive revenue recognition model for all contracts with customers, improves comparability, and removes inconsistencies in revenue recognition practices across entities, industries, jurisdictions, and capital markets. The guidance also specifies the accounting for certain costs to obtain or fulfill a contract with a customer and revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements. The adoption of the updated guidance did not result in any changes to RE Advisers prior revenue recognition practices.

ASU 606 does not apply to revenue associated with financial instruments; therefore, investment income, gains or losses from securities (realized or unrealized), dividends, and interest are scoped out. ASU 606 applies to revenues earned by RE Advisers for providing investment management and administrative services to affiliated mutual funds, affiliated employer pension plans, and

unaffiliated separately managed accounts on a daily basis. Revenues for mutual funds are calculated based on predetermined percentages of the average daily market values of assets under management, as defined in the investment management agreements. Management fees for separately managed accounts are calculated based on predetermined percentages of the average market value of assets under management at the end of each month. Management fees for the affiliated employer pension plans are calculated based on the actual cost of RE Advisers to provide the service, assuming RE Advisers total costs are allocated based on the market value of net assets under management of the portfolios it services at the end of each month. Revenues are recognized when obligations under the terms of contracts with customers are satisfied, which is over time as the services are rendered. However, the recognition of these revenue streams did not change upon the adoption of ASU 606.

*Expenses*

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

*Use of Estimates*

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The Company is included in a consolidated income tax return filed by NRECA United, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2015.

*Reclassification*

In 2017, Technology and investment research was included in Other on the Consolidated Statement of Operations.

## 2. Investments in Homestead Funds

At December 31, 2018 and 2017, RE Advisers held shares in the Homestead Funds, Inc., a related party. These securities are classified as trading securities and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices in active markets and are therefore classified as level 1 in the fair value hierarchy. There were no sales in the year ended December 31, 2017 and no purchases, other than reinvestments of distributions. The fair value of RE Advisers' investments in the Funds at December 31, 2018 and 2017, are as follows:

| December 31, | | 2018 | | 2017 |
|---|---|---|---|---|
| Short-Term Government Securities Fund | $ | 413,356 | $ | 100,754 |
| Short-Term Bond Fund | | 412,809 | | - |
| Small-Company Stock Fund | | 440,554 | | 625,584 |
| Value Fund | | 458,095 | | - |
| Stock Index Fund | | - | | 126,636 |
| International Equity Fund | | 464,948 | | 97,751 |
| Growth Fund | | 452,336 | | 96,550 |
| Total | $ | 2,642,098 | $ | 1,047,275 |

RE Advisers held $10,999,484 and $10,781,240 at December 31, 2018 and 2017, respectively, in the Homestead Daily Income Fund, a money market fund valued at $1.00 and reflected in cash and cash equivalents on the consolidated statements of financial condition.

## 3. Fixed Assets

Fixed assets consist of the following at:

| December 31, | | 2018 | | 2017 |
|---|---|---|---|---|
| Software | $ | 1,041,846 | $ | 899,890 |
| Leasehold improvements | | 257,653 | | 257,653 |
| Furniture and equipment | | 225,235 | | 235,762 |
| | | 1,524,734 | | 1,393,305 |
| Less accumulated depreciation and amortization | | (529,049) | | (290,798) |
| Fixed assets, net | $ | 995,685 | $ | 1,102,507 |

## 4. Investment Management and Administrative Agreements

RE Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Equity Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

For the years ended December 31, 2018 and 2017, the Funds incurred the following management or administrative fees:

| December 31, | 2018 | 2017 |
|---|---|---|
| Daily Income Fund | $ 829,885 | $ 928,793 |
| Short-Term Government Securities Fund | 343,623 | 333,252 |
| Short-Term Bond Fund | 3,306,894 | 3,265,137 |
| Value Fund | 4,903,641 | 4,773,507 |
| Growth Fund | 1,335,112 | 963,608 |
| Small-Company Stock Fund | 7,496,933 | 9,568,166 |
| International Equity Fund | 562,289 | 485,253 |
| Stock Index Fund | 371,514 | 334,002 |
| | 19,149,891 | 20,651,718 |
| Voluntary and contractual waivers | 233,909 | 320,719 |
| Net fees | $ 18,915,982 | $ 20,330,999 |

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. On August 14, 2009, RE Advisers voluntarily agreed to waive fees and/or reimburse expenses, if necessary, in order to assist the Daily Income Fund in maintaining a minimum yield (the "temporary waiver"). The temporary waiver continued from 2009 through May 11, 2017. Pursuant to the expense limitation agreements and additional voluntary waivers, $233,909 and $320,719 of management fees were waived from the Funds for the years ended December 31, 2018 and 2017, respectively.

At December 31, 2018 and 2017, the Funds owed $1,593,632 and $2,251,175, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers entered into investment management agreements with the NRECA 401(k) Pension Plan, Retirement Security Plan, and Group Benefits Program (Plans), which became effective January 1st, 2016. The Plans are multiple employer retirement plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and are administered by NRECA. Per the agreements, NRECA reimburses the Company for the portion of the Company's costs associated with managing the Plans. For the years ended December 31, 2018 and 2017, respectively, management fees from the Plans were $4,887,194

and $3,174,977. Any receivables at December 31, 2018 and 2017 are included in due from NRECA on the consolidated statements of financial condition.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2018 and 2017, RE Advisers' receivables from these companies were $60,099 and $61,739, respectively. Management fee income from these agreements was $248,867 and $237,806 for the years ended December 31, 2018 and 2017, respectively.

## 5. Disaggregated Revenue

The following table details disaggregated revenue from contract with customer:

| December 31, | 2018 | 2017 |
|---|---|---|
| **Revenue from contracts with customers** | | |
| Management and administrative fees, net – Homestead Funds | $ 18,915,982 | $ 20,330,999 |
| Management fees – benefit plans | 4,887,194 | 3,174,977 |
| Management fees – seperately managed accounts | 246,113 | 237,103 |
| Management fees – other | 2,754 | 703 |
| **Total revenue from contracts with customers** | $ 24,052,043 | $ 23,743,782 |
| Interest and dividends | $ 467,685 | $ 133,109 |
| Realized gain on investments | 74,027 | - |
| Net unrealized appreciation (depreciation) on investments in Homestead Funds | (474,829) | 101,573 |
| **Total revenue** | $ 24,118,926 | $ 23,978,464 |

## 6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 0 to 1.  At December 31, 2018, the Company had regulatory net capital of $10,497,039 and a regulatory net capital requirement of $182,311.  The Company's ratio of aggregate indebtedness to regulatory net capital was .3 to 1 at December 31, 2018.  On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2018.  At December 31, 2017, the Company had regulatory net capital of $7,686,744 and a regulatory net capital requirement of $198,269. The Company's ratio of aggregate indebtedness to regulatory net capital was .4 to 1 at December 31, 2017. On a stand-alone basis RE Investment had a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2017.

The following reconciles the Company's computation of net capital at December 31, 2018 as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

| | |
|---|---|
| Net capital as reported in the Company's Part IIA (unaudited) Focus Report | $ 13,730 |
| Plus subsidiary's investments | 13,641,582 |
| Less haircuts on subsidiary's investments | (421,460) |
| Less liabilities of subsidiary | (2,736,813) |
| **Net capital per above** | **$ 10,497,039** |

RE Investment operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

## 7. Pension Plan and Other Postretirement Benefits

Substantially all employees of RE Advisers participate in the Retirement Security Plan (RS Plan) and the 401(k) Plan administered by the NRECA.

### RS Plan

The RS Plan is a defined benefit, multiple employer plan qualified under Section 401 of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. The employer identification number of the plan sponsor, NRECA, is 53-0116145 and the plan number is 333. For GAAP purposes, the RS Plan is considered a multi employer plan. In a multi employer plan all plan assets are available to pay benefits of any plan participant. Separate asset accounts are not maintained for participating employers and, as a result, assets contributed by one employer may be used to provide benefits to employees of other participating employers. In the RS Plan, a zone status determination is not required and, therefore, not determined, under the Pension Protection Act (PPA) of 2006. In addition, the accumulated benefit obligations and plan assets are not determined or allocated separately by individual employer. In total, the RS Plan was over 80 percent funded at January 1, 2018, and January 1, 2017, based on the PPA funding target and PPA actuarial value of assets on those dates. Because the provisions of the PPA do not apply to the RS Plan, funding improvement plans and surcharges are not applicable. Future contribution requirements are determined each year as part of the actuarial valuation of the plan and may change as a result of plan experience.

All employees of RE Advisers that work a minimum of 1,000 hours per year are eligible to participate in the RS Plan after completing one year of service. Pension contributions are made equal to the amounts accrued for pension expense, including amortization of past service costs. Pension contribution expense, which is included in personnel costs in the consolidated statements of operations, for the years ended December 31, 2018 and 2017, amounted to $916,285 and $837,421, respectively. In 2018

and 2017, RE Advisers elected to participate in the prepayment option offered to participating employers.  Contributions in 2018 and 2017 represented less than 5 percent of the total contributions made to the RS Plan by all participating employers.

### *401(k) Plan*

The 401(k) Plan is a defined contribution, multiple employer plan qualified under Section 401(k) of the IRC and is exempt from federal income tax.  All employees of RE Advisers who work a minimum of 1,000 hours per year and have completed one month of service are eligible to make contributions to the 401(k) Plan.  Participants can make contributions through salary deferral subject to Internal Revenue Service maximum limitations.  For 2018 and 2017, RE Advisers made matching contributions up to 5% of each eligible participant's annual base salary.  Additionally, RE Advisers contributed a special employer base contribution of $2,000 for 2018 and 2017. The 401(k) Plan pension expense, which was included in personnel costs on the consolidated statements of operations, for the years ended December 31, 2018 and 2017, was $170,173 and $214,241, respectively.

### *Postretirement Benefits Other than Pensions*

In addition to providing pension benefits, RE Advisers provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits at retirement after meeting minimum age and annual hours worked requirements. Benefits are provided through medical plans in which the employees are enrolled at the time of retirement.

The following table sets forth the postretirement benefits obligation at December 31,

| December 31, | 2018 | 2017 |
|---|---:|---:|
| Postretirement benefit obligation, beginning of year | $ 111,557 | $ 138,147 |
| Service cost | 6,920 | 14,746 |
| Interest cost | 5,047 | 3,449 |
| Actuarial (gain)/loss, net | 38,117 | (43,419) |
| Estimated benefit cost | (10,934) | (1,366) |
| **Postretirement benefits obligation, end of year** | $ 150,707 | $ 111,557 |

The present value of the postretirement benefit obligation was as follows at December 31,

| December 31, | 2018 | 2017 |
|---|---:|---:|
| Accumulated postretirement benefit obligation (APBO): | | |
| Active participants not yet eligible | $ 54,248 | $ 59,061 |
| Fully eligible active participants | 28,101 | 52,496 |
| Retirees, disabled, and dependents | 68,358 | - |
| **Postretirement benefit obligation** | $ 150,707 | $ 111,557 |

RE Adviser's postretirement benefit obligation approximates fair value and is unfunded as of December 31, 2018.

Components of the net periodic postretirement benefit cost and other postretirement benefit related changes included in the consolidated statements of operations were as follows for the year ended December 31,

| Years Ended December 31, | | 2018 | | 2017 |
|---|---|---|---|---|
| Service cost | $ | **6,920** | $ | 14,746 |
| Interest cost | | **5,047** | | 3,449 |
| Actuarial (gain)/loss, net | | **38,117** | | (43,419) |
| **Net periodic postretirement benefit cost and** | | | | |
| **other postretirement benefit related changes** | $ | **50,084** | $ | (25,224) |

There were no payments made in 2018 or 2017 for retiree health and life insurance.

The weighted-average discount rate used in calculating the postretirement liability and the discount rate used in calculating the net periodic benefit cost was 3.85% and 3.55% in 2018 and 2017, respectively. The 2018 health care trend rates were 6.6% for 2018 through 2019, 6.4% for 2020, 6.00% for 2021, then decreasing 0.25% per year until reaching terminal trend rate of 5%. Dental and vision were 4.0% and 2.5%, respectively for both the initial and terminal trend rate.

The RE Advisers' estimated future benefit payments to the postretirement benefit plan are as follows:

| Years Ending December 31, | | |
|---|---|---|
| 2019 | $ | 11,507 |
| 2020 | | 15,053 |
| 2021 | | 18,949 |
| 2022 | | 13,188 |
| 2023 | | 13,684 |
| Thereafter | | 50,094 |

Given the estimated included in the calculations of these accumulated benefit obligations, it is possible amounts recorded under this plan may change in the near term.

Effective January 1, 2018, RE Advisers adopted Financial Accounting Standards Board Update 2017-07, *Compensation - Retirement Benefits*, which provides guidance around how employer sponsored defined benefit pension plans and postretirement benefit plans are presented in financial statements. The adoption of the updated guidance did not result in any changes to RE Advisers accounting practices or financial statement disclosures.

*Other Plans*

The RE Advisers has established an Executive Benefit Restoration Plan, whereby, employees whose compensation exceeds Section 401(a)(17) limitations of the IRC or whose benefit under the RS Plan exceeds Section 415 limitations of the IRC, and who are designated by the Board, and who have a pension limitation, as defined in the plan document, on their normal retirement date are eligible for benefits. Benefits are paid after attainment of normal retirement date and continue annually provided that a pension limitation exists. The benefit is forfeited in its entirety if the employee is terminated for any reason before attainment of normal retirement date. The Executive Benefit Restoration Plan impact, which was included in personnel costs on the consolidated statements of operations, was a benefit of $123,185 and an expense of $262,547, for the years ended December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017, the pro rata actuarial present value of the benefits amounted to $12,614 and $284,306, respectively, which was included in accrued employee expenses on the statements of financial condition.

## 8. Retention Bonus

In 2018, Retention Bonus Agreements were entered into with certain at risk employees. Under the agreements, employees receive a retention payment credited to an account for their benefit after one and two years. After three years of employment, employees receive a third payment, along with the amount credited in years one and two. If an employee leaves after years one or two, they receive the accumulated funds that have been credited to them. The expense and liability related to the retention bonuses was $270,750 for the year ended December 31, 2018 which was included in personnel costs on the consolidated statements of operations and accrued liabilities in the statements of financial condition, respectively. As of December 31, 2018, the remaining commitment on the agreements is $812,250.

## 9. Income Taxes

At December 31, 2018 and 2017, there was a deferred tax liability of $2,141 and $134,186, respectively, related to the tax effect of unrealized gains (losses) on investments in mutual funds, depreciation on fixed assets, and deferred employee compensation. On December 22, 2017, The Tax Cuts and Jobs Act ("the Act") was signed into law, which reduces the federal tax rate on Corporation effective in 2018.

For the years ended December 31, 2018 and 2017, the provision for income taxes consists of:

| December 31, | 2018 | 2017 |
|---|---|---|
| Current tax expense | $ 1,437,706 | $ 2,239,174 |
| Deferred tax benefit | (132,045) | (23,980) |
| **Provision for income taxes** | **$ 1,305,661** | **$ 2,215,194** |

The Company's effective tax rate for the years ended December 31, 2018 and 2017 was 27.0% and 34.9%, respectively. The provision for income taxes results in effective tax rates that differ from the federal statutory rates. The reconciliation of the Company's reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory tax rates to income was:

| December 31, | 2018 | 2017 |
|---|---|---|
| Federal income tax provision, at statutory rate | 21.0% | 34.0% |
| State tax provision, net of federal benefit | 4.7% | 4.0% |
| Re-measurement of deferred tax due to tax law changes | 0.0% | -1.0% |
| Non-deductible expenses and other | 1.3% | -2.1% |
| Effective income tax rate | 27.0% | 34.9% |

## 10. Related Parties

The Company participates in a cash management program with NRECA and other subsidiaries of NRECA. The cash is invested by NRECA in commercial paper or short-term debt with staggered maturity dates. At December 31, 2018 the Company's parent, NRECA, owed the Company $13,121,177, consisting of $14,778,010 owed from NRECA for consolidating investing activities and $1,656,833 owed to NRECA for monthly services as described in Note 1, and other monthly operating expenses. At December 31, 2017, the Company's parent, NRECA, owed the Company $11,621,607, consisting of $12,118,066 owed from NRECA for consolidating investing activities and $496,459 owed to NRECA for monthly services as described in Note 1, and other monthly operating expenses.

Per the investment management or administrative agreements between RE Advisers and each Homestead Fund, RE Advisers agrees to provide the officers to the Homestead Funds, in addition to providing investment management and other administrative services.  RE Advisers provides to the Homestead Funds the CEO, as well as other officers who also serve as officers of RE Advisers.  In exchange for these services, the Homestead Funds paid RE Advisers an investment management or administrative fee in 2018 and 2017 as explained in note 4.

In 2018 and 2017, the Company paid its parent a dividend of $500,000 and $300,000, respectively.

## 11. RE Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary RE Advisers as of December 31, 2018 and 2017:

| December 31, | 2018 | 2017 |
|---|---|---|
| Assets | $ 29,661,459 | $ 27,086,218 |
| Stockholder's equity | $ 26,924,646 | $ 23,977,993 |

As of December 31, 2018, the $26,924,646 of stockholder's equity and $2,736,813 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's

customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $8,262,671 and $177,311, respectively. As of December 31, 2017, the $23,977,993 of stockholder's equity and $3,108,225 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $7,673,014 and $193,269, respectively.

## 12. Subsequent Events

The Company evaluated subsequent events through February 22, 2019, which is the date the consolidated financial statements were issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.